15049623

AB 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 04 2015

SEC FILE NUMBER
8-53548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rowe Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

622 Valencia Drive
(No. and Street)

Boulder City (City) NV (State) 89005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D Rowe, Managing Member (702) 293-4277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Global Business Solutions, LLC
(Name – *if individual, state last, first, middle name*)

438 East 200 South (Address) Salt Lake City (City) UT (State) 84111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, James D. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rowe Capital Partners, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

YVONNE A. METCALF
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 09-24-16
Certificate No: 93-0669-1

Signature

Managing Member

Title

2/26/15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rowe Capital Partners, LLC

Financial Statements
With Report of Independent Registered Public Accounting Firm

December 31, 2014

GLOBAL
BUSINESS SOLUTIONS, LLC
A NEXT GENERATION ACCOUNTING FIRM

CPAs
CONSULTING
ADVISING

Table of Contents

GLOBAL
BUSINESS SOLUTIONS, LLC
A NEXT GENERATION ACCOUNTING FIRM
CPAS
CONSULTING
ADVISING

438 East 200 South, Third Floor
Salt Lake City, UT 84111
Phone: 801.355.0105
Fax: 801.532.218
www.gbscpa.net

Report of Independent Registered Public Accounting Firm

To The Members of
Rowe Capital Partners, LLC

We have audited the accompanying statements of financial condition of Rowe Capital Partners, LLC (the Company) as of December 31, 2014 and 2013, and the related statements of income, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Rowe Capital Partners' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Rowe Capital Partners as of December 31 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of Rowe Capital Partners' financial statements.

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption).
- Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)

The supplemental information is the responsibility of Rowe Capital Partners' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole

Global Business Solutions, LLC

Global Business Solutions
Salt Lake City, Utah
February 26, 2015

Rowe Capital Partners, LLC
Statements of Financial Condition
As of December 31, 2014 and 2013

Assets	2014	2013
Cash	$ 64,879	$ 32,870
Accounts Receivable	-	-
Property & Equipment, at cost, less accumulated depreciation of $12,680 and $12,399	305	586
Total Assets	**$ 65,184**	**$ 33,456**

Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$ 329	$ 581
Accrued Expenses	552	552
Total Liabilities	881	1,133
Member's Equity	**64,302**	**32,323**
Total Liabilities and Member's Equity	**$ 65,184**	**$ 33,456**

Rowe Capital Partners, LLC
Statements of Income
For the Years Ended December 31, 2014 and 2013

	2014	2013
Revenues		
Commissons	$ -	$ -
Investment and administrative services	88,714	-
	88,714	-
Expenses		
Salaries and other employment	39,779	6,930
Regulatory fees and expenses	2,165	-
Communication and data processing	4,401	4,315
Other expenses	26,736	27,197
	73,080	38,443
Net Loss	**$ 15,634**	**$ (38,443)**

Rowe Capital Partners, LLC
Statement of Changes in Members' Equity
For the Years Ended December 31, 2014 and 2013

Balance at January 1, 2013	**$**	**16,719**
Members' contributions		54,046
Net Loss		(38,442)
Balance at December 31, 2013		**32,323**
Members' contributions		16,346
Net Income		15,634
Balance at December 31, 2014	**$**	**64,302**

Rowe Capital Partners, LLC
Statements of Cash Flows
For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities		
Net income (loss)	$ 15,634	$ (38,442)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	281	315
(Increase) decrease in accounts receivable	-	-
Decrease in accounts payable	(253)	(5,999)
Total Adjustments	28	(5,684)
Net cash provided by operating activities	**15,662**	**(44,127)**
Cash flows from investing activities		
Purchases of property	-	(843)
Net cash used in investing activities	**-**	**(843)**
Cash flows from financing activities		
Increase in paid in capital	16,347	16,574
Net Cash Provided by Financing Activities	16,347	16,574
Net increase in cash and cash equivalents	32,009	(28,396)
Cash and cash equivalents at the begining of the period	32,870	61,266
Cash and cash equivalents at the end of the period	$ **64,879**	$ **32,870**

Supplemental Disclosures

	2014	2013
Non-cash investing activities		
Interest paid	$ 30	$ 183

Note 1 – Organization and Nature of Business

The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulation Authority (FINRA). The Company is a Utah Limited Liability Company, which began operations January 2002. During 2007, the Company moved their office from Salt Lake City, UT to Boulder City, NV.

Note 2 – Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of the statement of financial condition. References to Generally Accepted Accounting Principles (GAAP) in the United States of America in these footnotes are to the FASB Accounting Codification (the Codification).

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, administrative services, and venture capital businesses.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income and Administrative Services
Investment advisory fees and administrative service fees are due on a monthly basis, and are recognized as earned over the term of the contract.

Income Taxes
The Company is a single member limited liability company, and as such, the Company does not file an income tax return. The sole member reports all income or loss on his individual income tax return. Accordingly, no federal or state income taxes are payable by the Company.

The Company has adopted FASB ASC 740 *Income Taxes* (ASC 740) formerly FIN 48. ASC 740 applies to all entities that prepare GAAP financial statements. Management believes they have not taken any tax positions that would adversely impact the Company's financial position.

Property & Equipment & Depreciation
Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to ten years and the shorter of the lease term or

economic life for leasehold improvements. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Codification defines fair value, establishes a framework for measuring fair value and expends disclosures about fair value measurement. Fair value is a market-based measurement, not an entity-specific measurement, and the hierarchy gives the highest priority to quoted prices in active markets. Fair value measurements are disclosed by level within the fair value hierarchy.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Valuation techniques are to be consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy establishes valuation inputs that give the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 pricing such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market date.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would be used in pricing an asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

At December 31, 2014 and 2013, the Company's investments consist of cash, which is recorded at fair value. These financial instruments are classified as level 1 in the fair value hierarchy.

Intangibles and Long-Lived Assets
In accordance with FASB ASC 360 *Property, Plant and Equipment,* formerly FAS No. 144, the Company reviews the carrying value of intangibles and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

Contingencies
Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable

but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Management believes there are no such matters that will have a material effect on the financial statements.

Subsequent Events
Subsequent events are evaluated through February 26, 2014, the date of the auditor's report.

Note 3 – Property and Equipment, net:

Property and equipment consists of the following:

		2014		2013
Furniture and Fixtures	$	8,500	$	8,500
Equipment		4,485		4,485
		12,985		12,985
Less Accumulated Depreciation		(12,680)		(12,399)
	$	**305**	$	**586**

Depreciation expense was $281 and $315 for the years ended December 31, 2014 and 2013, respectively.

Note 4 – Financial Instruments with Off-Balance-Sheet Risk

The Company is currently not involved with any transactions involving derivatives and other off-balance sheet financial instruments that would consist of the following…futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps.

Note 5 – Concentration of Risk

During 2014, substantially all of the Company's service revenues are generated from one customer and the commission revenues are generated from another customer. During 2014 the Company's relationship was terminated with the customer. Currently, the Company has no source of revenue. Management is optimistic that the company will secure future revenue sources.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In addition, the Company must maintain a minimum dollar net capital requirement of $5,000. At December 31, 2014 and 2013, the Company had net capital of $63,998 and $31,736, respectively, which was $58,998 and $26,736, respectively, in excess of its required net capital of $5,000.

At December 31, 2014 and 2013 the Company's ratio of aggregate indebtedness to net capital was .0138 to 1 and .04 to 1 respectively.

Note 7 – Related Party Transactions

The Company reimburses the sole owner for use of a home office. The reimbursements are for utilities, rent, and any expenses the owner pays on the Company's behalf. For the years ended December 31, 2014 and 2013 these expenses totaled $10.066 and $7,788 respectively.

The Company had outstanding accounts payable due to the owner at December 31, 2014 and 2013 of $329 and $581, respectively.

Supplemental Information

Schedule I
Rowe Capital Partners, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013

Net Capital		
Total member's equity from Statement of Financial Condition	$	32,322
Deduct member's equity not allowable for Net Capital		-
Total member's equity qualified for Net Capital		32,322
Deductions and/or other charges:		
Property and Equipment net of depreciation		(586)
Net capital before haircuts on securities positions		31,736
Haircuts on securities positions		-
Net Capital	**$**	**31,736**
Aggregate Indebtedness		
Total liabilities from Statement of Financial Condition	$	1,133
Items not included in Statement of Financial Condition		-
Total Aggregate Indebtedness	**$**	**1,133**
Computation of Basic Net Capital Requirements		
Minimum net capital required (6 2/3% of Total Aggregate Indebtedness)	$	76
Minimum dollar net requirements	$	5,000
Net capital requirements (greater of dollar vs. %)	$	5,000
Excess net capital (Net capital less required amount)	$	26,736
Excess net capital at 1000%	$	31,660
Percent of aggregate indebtedness to net capital	$	4%
Reconciliation with company's computation (included in part II of Form X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	21,737
Audit Adjustments:		
Rounding		(1)
Accounts Payable adjustment		10,000
Net capital per above	**$**	**31,736**

Schedule II
Rowe Capital Partners, LLC
Determination of Reserve Requirements Under Rule 15c3-3 of the Security and Exchange Commission
As of December 31, 2014

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Rowe Capital Partners, LLC
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Security and Exchange Commission
As of December 31, 2014

The Company is exempt from Rule 15c3-3 as it related to possession and Control requirements under the (k)(2)(i) exemptive provision.

Other Reports

Rowe Capital Partners, LLC

622 Valencia
Boulder City, CO NV 89005
(702) 293-4277

Representation Letter

To Global Business Solutions, LLC:

We are providing this letter in connection with your audit of the consolidated statement of financial condition and the related consolidated statements of income, changes in stockholders equity, changes in liabilities, and cash flows of Rowe Capital Partners, LLC (the Company) as of December 31, 2014, and for the year then ended, then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of December 31, 2014 the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated February 1, 2015, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

- Additional information that you have requested from us for the purpose of the audit.
- Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- There have been no Members' meetings.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Related party relationships and transactions and amounts receivable from or payable to related parties have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of *FASB ASC 740, Income Taxes*, and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.
- We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the following supplemental information:
    1. Schedule I, Computation of Net Capital Under Rule 15c3-1.
    2. Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption).

3. Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)

in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the [Identify supplemental information.] have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2014 or through February 26, 2015.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2014 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2014.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, limited size and resources, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2014 and through February 26, 2015.
- Net capital computations prepared by us during the period January 1, 2014 through February 26, 2015 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2014 or during the period January 1, 2014 through February 26, 2015, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- The Company did not owe the PCAOB any accounting support fees for the year ended December 31, 2014.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Mr. James D. Rowe, Managing Member
Rowe Capital Partners, LLC
February 26, 2015